Vedior
where people matter

AIR MAIL

Office of International Corporation Finance Rule 12g3-2(b) File No. 82-4654
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

07023549

Vedior N.V.
P.O. Box 75173
1070 AD Amsterdam
The Netherlands
Tel: +31 (0)20 573 5600
Fax: +31 (0)20 573 5608
www.vedior.com
ABN AMRO 49.72.33.517
Trade Reg. Amsterdam 33292225
VAT number: 0064.70.130.B37
IBAN number: NL11ABNA0497233517
BIC code: ABNANL2A

Amsterdam, 2 May 2007
Re: First quarter 2007 results and CEO succession press releases

Vedior N.V.
Rule 12g3-2(b) File No. 82-4654

SUPPL

Dear Sir of Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Vedior N.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

PROCESSED
MAY 17 2007
THOMSON
FINANCIAL

Jelle Miedema
Company Secretary

enclosure

Office:
Jachthavenweg 109-H
1081 KM Amsterdam
The Netherlands

Amsterdam, The Netherlands

Q1 2007

Record results in first quarter; net income increase 44%

For release at 7.00am on 27 April 2007

Highlights for Q1 2007

Amounts in € million	Q1 2007	Q1 2006	Increase	Organic Growth❶
Sales	**1,939.7**	1,724.2	+12%	+9%
Gross Profit	**373.7**	316.8	+18%	+13%
Operating Income	**73.4**	51.7	+42%	+34%
Net Income	**44.7**	31.1	+44%	
Net Income per share (in Euro)	**0.26**	0.18	+44%	

- **Operating income increased by 34%**
    - **Traditional staffing up 48%**
    - **Engineering staffing up 44%**
    - **Education staffing up 13%**
- **Conversion ratio strong at 19.6% (Q1 2006: 16.3%)**
- **Increase in gross margin to 19.3% (Q1 2006: 18.4%)**
- **29% increase in permanent placement fees**
- **Global network extended to 50 markets following expansion into Thailand**

❶ All growth percentages quoted in this media release have been calculated on an organic basis which excludes the impact of currency effects, acquisitions and disposals. Currency effects decreased both sales and operating income by 1%.

CEO's Statement

Zach Miles said, *"These quarterly results are the best ever achieved in Q1, reflecting the progress we have made in implementing the Group's strategy and taking us closer towards our margin targets."*

We experienced strong growth in profits and sales within many of our traditional staffing markets. In addition, we have seen very good performances this quarter in a number of our professional/ executive sectors.

Change to Reporting Analysis

In order to better reflect the successful development of Group activities, we have expanded the scope of our geographic reporting to include a number of additional markets, namely Belgium, Spain, Australia & New Zealand, and Canada. The results for the equivalent quarter in the prior year have been provided for comparison purposes.

With a focus on improving profitability rather than market share, we have also decided to disclose the percentage increase in our gross profit within each major market.

These refinements to our reporting analysis will enable investors to better monitor our progress towards achieving our strategic objectives.

Q1 2007 Review

Sales increased overall this quarter by 9%, with strong increases across key markets worldwide. Gross profit was up 13% and operating income increased by 34%.

Demand for permanent placement grew during the quarter resulting in a 29% organic increase in placement fees. Permanent placement fees more than doubled in France. Permanent placement now represents 3.8% of Group sales compared to 2.9% in Q1 2006.

Gross profit was €373.7 million compared to €316.8 million in Q1 2006. Our focus on higher margin business and increased permanent placement fees helped to improve gross margin to 19.3% from 18.4% in Q1 2006. The gross margin earned from the supply of temporary staffing also increased.

We continue to deliver greater operational efficiencies. As a result, our conversion ratio (operating income divided by gross profit) increased to 19.6% from 16.3%. As a percentage of sales, costs were 15.5% (Q1 2006: 15.4%).

Operating income was €73.4 million, an increase of 34%. This strong growth in profit was led by our brands in the traditional, engineering, education and legal sectors. The Group operating margin (operating income as a percentage of sales) was 3.8% - an improvement of 80 basis points over Q1 2006.

Country/ Region	Gross Profit Organic Increase	Operating Income Organic Increase	% of Group Operating Income
France	+17%	+47%	32%
UK	+7%	+7%	22%
Netherlands	+12%	+38%	8%
Belgium	+10%	+23%	6%
Spain	+19%	+76%	4%
Other Europe	+14%	+105%	8%
US	+5%	-8%	8%
Australia & New Zealand	+19%	+43%	6%
Canada	+21%	+65%	4%
Latin America, Asia, Middle East, and Africa	+32%	+19%	2%

In France, our largest market, all traditional business segments performed well. Demand within the professional/executive sector is continuing to accelerate with double digit sales growth achieved in Q1 2007. The successful development of our permanent placement activities has contributed to our improvement in profitability.

In the UK, our education staffing brands continued to benefit from a leading market position and a better operating environment. The engineering/technical and teleservices sectors both recorded good growth in sales and operating income. Our interim management business goes from strength to strength given strong organic growth and recent acquisitions. These positive trends have offset more challenging conditions in the traditional and IT sectors of the market.

The Netherlands reported strong growth in gross profit and even stronger growth in operating profit, reflecting our focus on higher margin business and improved operating leverage. Belgium also continued to make excellent progress.

Our Spanish network performed especially well this quarter in a favourable market and supported by a very strong increase in permanent placement fees. Both of our traditional Spanish staffing brands, Laborman and Select, achieved significantly higher levels of operating income.

Our operations across other parts of Europe are also performing very well, resulting in a considerable profit increase. Significant contributors were Germany, Portugal, Switzerland, Italy and Scandinavia, as well as Central and Eastern Europe.

Within the US, we increased sales by 7% in our professional/executive sectors. Operating profit in the US was lower due to slower growth in permanent placement, new office openings and weakness in the traditional sector.

Our brands in Australia and New Zealand continue to perform exceptionally well across all parts of the market. In particular, during this quarter, our accounting/finance, IT and education brands achieved high growth in operating income.

In Canada, the IT and engineering/technical sectors both performed exceptionally well. The organic growth given in the table above does not include the results of CNC Global, Canada's largest IT staffing company, which Vedior acquired during Q2 2006. On an actual basis, including CNC Global, our sales in Canada increased by €42 million and operating income by €3.0 million in Q1 2007.

Elsewhere in the world, our Latin American and Indian operations have, once again, achieved excellent results and we continue to make good progress with the investments we have made in the Japanese market.

Business Development

In Q1 2007, we completed the acquisition of Major Players, a leading provider of marketing/media and creative recruitment services in the UK.

During the quarter, we also continued our active organic growth programme including expansion of existing operations in France, Australia, Latin America, mainland China and Thailand. The addition of Thailand to our network means that Vedior is now active in 50 countries worldwide. Compared to the same quarter last year, the Group's network has been extended by 187 offices to a total of 2,486 offices worldwide.

Management Outlook

Trends in April have continued to reflect the positive environment we experienced in Q1 2007 and we expect to see another strong performance in Q2, especially in continental Europe.

The social security authorities in France have recently issued additional guidance on the calculation of certain social security charges relating to temporary workers, with retroactive effect from 1 January 2006. Detailed calculations are in the course of preparation but we estimate at this stage that the impact will be to increase operating margin in France by between 1% to 1.5% for 2006 and the first quarter of 2007.

We will continue to focus on improving the mix of our business and developing our leading market position in the professional/executive recruitment sectors.

For further information on these results, please join today's conference call starting at 3.00pm (CET). Details can be found on our website at www.vedior.com.

Zach Miles, Chief Executive
Frits Vervoort, CFO
Jelle Miedema, Company Secretary

Investor Information at: ***www.vedior.com/investor-relations/investor-relations.asp***

Company Profile

Vedior is one of the world's largest recruitment companies and is a full-service recruitment provider with a diversified portfolio of brands targeting a broad range of industry sectors.

From its global network of offices spanning Europe, North America, Australasia, Asia, South America and Africa, Vedior offers temporary and permanent recruitment as well as a number of complementary employment-related services such as outplacement, HR outsourcing, payrolling and training.

Vedior has a leading market position in the provision of professional/executive recruitment in sectors such as information technology, healthcare, accounting, engineering and education. We also have a significant global network providing administrative/secretarial and light industrial recruitment.

Financial Agenda

9 May 2007	Dividend made payable
26 July 2007	Publication of second quarter results
25 October 2007	Publication of third quarter results
7 February 2008	Publication of annual results 2007

Safe Harbour

This media release includes forward-looking statements that reflect our intentions, beliefs or current expectations and projections about our future results of operations, financial condition, liquidity, performance, prospects, growth, strategies, opportunities and the industry in which we operate. Forward-looking statements include all matters that are not historical fact. We have tried to identify these forward-looking statements by using words including "may", "will", "should", "expect", "intend", "estimate", "project", "believe", "plan", "seek", "continue", "appears" and similar expressions or their negative.

These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause our actual results of operations, financial condition, liquidity, performance, prospects or opportunities, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or suggested by these forward-looking statements. Important factors that could cause those differences include, but are not limited to our financial position and our ability to implement our business strategy and plans and objectives of management for future operations, our ability to develop, balance and expand our business, our ability to implement our long- term growth strategy (including through organic growth and acquisitions), our ability to make improvements to our capital structure, industry and market trends and volumes, including the speed and strength at which the staffing services industry and the sectors in which we operate, rebound from economic slowdowns and recessions, the effects of regulation (including employment and tax regulations), our ability to improve the efficiency of our operations and to reduce expenses in our operating companies and their network of offices, litigation and our ability to take advantage of new technologies.

In light of these risks, uncertainties, assumptions and other factors, the forward-looking events described in this media release might not occur. Additional risks that we may deem immaterial or that are not presently known to us could also cause the forward-looking events discussed in this media release not to occur. Except as otherwise required by applicable law, we undertake no obligations to update publicly or revise publicly any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this media release.

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

€ million, EPS in €	Q1 2007	Q1 2006	change in % increase	change in % organic increase
Sales	1,939.7	1,724.2	12%	9%
Cost of sales	(1,566.0)	(1,407.4)		
Gross profit	**373.7**	**316.8**	18%	13%
Gross margin	*19.3%*	*18.4%*		
Employee costs	(198.5)	(173.9)		
Depreciation and amortisation	(9.3)	(8.7)		
Other operating expenses	(92.5)	(82.5)		
Operating expenses	(300.3)	(265.1)	13%	9%
Operating income	**73.4**	**51.7**	42%	34%
Operating margin	*3.8%*	*3.0%*		
Finance costs	(8.7)	(6.5)		
Share of profit of associates (after tax)	0.2	-		
Profit before tax	64.9	45.2		
Income tax expense	(20.1)	(14.0)		
Profit for the period	**44.8**	**31.2**	44%	
Attributable to:				
Equity holders of Vedior NV (net income)	44.7	31.1	44%	
Minority interests	0.1	0.1		
Profit for the period	**44.8**	**31.2**		
Basic earnings per ordinary share*	**0.26**	**0.18**	44%	
Diluted earnings per ordinary share*	0.26	0.18		

* after dividend on preference shares

CALCULATION EARNINGS PER SHARE (UNAUDITED)

€ million, EPS in €	Q1 2007	Q1 2006
Profit for the period	44.7	31.1
Dividend on preference shares	-	-
Profit for the period attributable to (certificates of) ordinary shares	**44.7**	**31.1**
Weighted average number of shares (in millions)	171.4	169.4
Basic earnings per ordinary share*	0.26	0.18
Diluted earnings per ordinary share*	0.26	0.18

* after dividend on preference shares

CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

€ million	Q1 2007	Q1 2006
Cash flow from operating activities		
Profit for the period	45	31
Adjustments for:		
Finance costs	9	7
Income tax expense	20	14
Depreciation and amortisation	9	9
Other non-cash movements	5	6
Operating cash flow before movement in working capital	88	67
Movement in operating working capital	(7)	46
Cash generated from operations	81	113
Interest paid	(11)	(6)
Income taxes paid	(20)	(17)
Net cash from operating activities	**50**	**90**
Net investment in property, equipment & software	(11)	(10)
Investments in group companies	(3)	(22)
Disposal of group company	1	-
Net cash used in investing activities	**(13)**	**(32)**
Movement in long-term borrowings	37	(23)
Increase/(decrease) short-term borrowings	(28)	(7)
Dividends paid	(1)	-
Proceeds on issue of shares	9	10
Net cash from/(used in) financing activities	**17**	**(20)**
Net increase in cash	**54**	**38**
Balance of cash at 1 January	187	154
Effects of foreign exchange rate differences	-	(2)
Balance of cash at 31 March	**241**	**190**

SALES AND GROSS PROFIT GROWTH

€ million	Q1 2007	Q1 2006	Gross profit increase (organic)	Sales increase (organic)	Sales increase
			change in %		
France	759.9	693.1	17%	10%	10%
United Kingdom	275.5	228.2	7%	5%	21%
Netherlands	148.4	143.0	12%	2%	4%
Belgium	112.5	100.0	10%	13%	13%
Spain	96.4	85.4	19%	13%	13%
Other Europe	179.4	161.2	14%	14%	11%
United States	163.2	170.9	5%	4%	-5%
Australia & New Zealand	87.3	80.0	19%	11%	9%
Canada	57.4	15.6	21%	17%	268%
Latin America, Asia, Middle East and Africa	59.7	46.8	32%	37%	27%
Vedior Group	**1,939.7**	**1,724.2**	**13%**	**9%**	**12%**
Rest of Europe ❶	*388.3*	*346.6*	*14%*	*13%*	*12%*
Rest of World ❶	*204.4*	*142.4*	*23%*	*20%*	*44%*

OPERATING INCOME

€ million	Q1 2007	Q1 2006	Operating income increase (organic)	Operating income increase	Operating Margin Q1 2007	Operating Margin Q1 2006
			change in %			
France	25.5	17.4	47%	47%	3.4%	2.5%
United Kingdom	17.7	14.2	7%	25%	6.4%	6.2%
Netherlands	6.5	4.6	38%	43%	4.4%	3.2%
Belgium	4.6	3.8	23%	23%	4.1%	3.8%
Spain	3.2	1.8	76%	76%	3.4%	2.2%
Other Europe	6.4	3.6	105%	78%	3.5%	2.2%
United States	6.7	7.9	-8%	-16%	4.1%	4.6%
Australia & New Zealand	5.2	3.7	43%	41%	6.0%	4.6%
Canada	3.5	0.5	65%	563%	6.1%	3.4%
Latin America, Asia, Middle East and Africa	1.5	1.4	19%	8%	2.5%	3.0%
Corporate expenses	(7.4)	(7.2)				
Vedior Group	**73.4**	**51.7**	**34%**	**42%**	**3.8%**	**3.0%**
Rest of Europe ❶	*14.2*	*9.2*	*61%*	*55%*	*3.7%*	*2.7%*
Rest of World ❶	*10.2*	*5.6*	*39%*	*82%*	*5.0%*	*3.9%*

❶ Regions reported until 2006

SALES

€ million	Q1 2007	Q1 2006	change in % Sales increase (organic)	Sales increase
Information Technology	195.0	169.3	-1%	15%
Engineering/Technical	130.7	108.4	21%	21%
Healthcare	108.2	105.8	3%	2%
Accounting/Finance	104.0	78.6	12%	32%
Education	42.3	37.0	11%	14%
Other sectors	155.4	112.3	20%	38%
Professional/Executive	735.6	611.4	10%	20%
Traditional	1,204.1	1,112.8	9%	8%
Vedior Group	**1,939.7**	**1,724.2**	**9%**	**12%**

OPERATING INCOME

€ million	Q1 2007	Q1 2006	change in % Operating income increase (organic)	Operating income increase	Operating Margin Q1 2007	Operating Margin Q1 2006
Information Technology	10.6	9.1	-5%	16%	5.4%	5.4%
Engineering/Technical	8.9	6.1	44%	45%	6.8%	5.6%
Healthcare	4.0	4.6	-13%	-13%	3.7%	4.4%
Accounting/Finance	5.1	4.3	-3%	19%	4.9%	5.4%
Education	6.4	5.5	13%	16%	15.2%	15.0%
Other sectors	9.9	4.4	79%	126%	6.3%	3.9%
Professional/Executive	44.9	34.0	17%	32%	6.1%	5.6%
Traditional	35.9	24.9	48%	44%	3.0%	2.2%
Corporate expenses	(7.4)	(7.2)				
Vedior Group	**73.4**	**51.7**	**34%**	**42%**	**3.8%**	**3.0%**

CONSOLIDATED BALANCE SHEET (UNAUDITED)

€ million	31 Mar 2007	31 Dec 2006	31 Mar 2006
ASSETS			
Property and equipment	84	82	71
Intangible assets	1,113	1,113	960
Other non-current assets	106	105	99
	1,303	1,300	1,130
Trade and other receivables	1,724	1,718	1,528
Cash and cash equivalents	241	187	190
	1,965	1,905	1,718
Total assets	3,268	3,205	2,848
EQUITY AND LIABILITIES			
Issued capital	11	11	11
Reserves	1,195	1,143	1,053
Minority interest	5	5	4
Total equity	1,211	1,159	1,068
Interest bearing loans and borrowings	535	565	575
Deferred consideration business combinations	79	81	46
Provisions	27	29	32
Other non-current liabilities	39	35	26
	680	710	679
Trade and other payables	1,151	1,149	1,015
Interest bearing bank overdrafts and loans	218	180	79
Provisions	8	7	7
	1,377	1,336	1,101
Total liabilities	2,057	2,046	1,780
Total equity and liabilities	3,268	3,205	2,848
Net interest bearing assets and liabilities	(512)	(558)	(464)
CHANGES IN EQUITY			
Balance at 1 January	1,159		1,030
Profit for the period	45		31
Issue of share capital	10		22
Share based payments	3		2
Exchange rate differences	(6)		(17)
	1,211		1,068

Notes to the consolidated interim financial statements

Basis of presentation

The accompanying condensed interim financial statements comprise Vedior NV and its subsidiaries for the three months ended 31 March 2007. These statements have been prepared in accordance with Vedior's accounting principles, which are described in detail in the 2006 annual report, and are in compliance with International Financial Reporting Standards ("IFRS"), including IAS 34 "Interim Financial Reporting". The results for the comparative quarter in 2006 have been restated for comparison purposes following the change of accounting policy for minority interests in the fourth quarter of 2006. For an explanation of the change of accounting policy please refer to note 4 on page 56 of the 2006 annual report.
Vedior's 2006 annual report can be viewed online at http://www.vedior-thefutureofwork.com/.

The information furnished in these condensed interim financial statements reflects all normal, recurring adjustments which, in the opinion of management, are necessary for the fair presentation of such financial statements. Certain information and footnote disclosures normally included in the financial statements have been condensed or omitted pursuant to rules and regulations applicable to interim financial statements.

Organic growth

Organic growth is measured by excluding the impact of currency effects, acquisitions and disposals.

Seasonality

Seasonality means that the Company's results vary from quarter to quarter, and therefore the results of one quarter may not be indicative of results for the full year. Seasonality varies depending on the type of recruitment service offered and the geographic region in which the services are delivered. Other factors that cause seasonal variations in the Company's results include the uneven distribution of public holidays and private holiday choices throughout the year affecting the demand for temporary workers, school holidays in the education sector, and typically higher activity in the run-up to Christmas followed by lower activity after Christmas and early January. Furthermore, Vedior's result of operations may also be subject to fluctuations as a result of the timing of acquisitions/disposals and new office openings. Historically, the Company has experienced higher sales in the second half of the year and its highest sales in the third quarter.

Vedior
where people matter

Amsterdam, The Netherlands

CEO Succession Planned in 2007

For release at 7.00am on 27 April 2007

In October last year, at the request of the Supervisory Board, Zach Miles agreed to extend his contract for an extra 2 years to allow time for his successor to be appointed. After careful consideration it has now been decided to appoint an external candidate. A search process has been started with the aim of making an appointment later this year. Given the strong improvement in the group's operating performance, this will be an ideal time for Mr Miles to hand over to a successor.

Both the Supervisory Board and Mr Miles have mutually agreed that making this appointment earlier rather than waiting until next year is sensible, as it will allow Mr Miles' successor to influence the future development of the group at an earlier stage. In the meantime, Mr Miles will continue as Chairman of the Board of Management until a successor is appointed and will assist in a smooth transfer of his responsibilities.

Mr Angenent, Chairman of the Supervisory Board, said *"Mr Miles' performance has been truly excellent. He has made a tremendous contribution in streamlining the Group's operations and improving their profitability, as has been evidenced by the results published today. He has also completed several important acquisitions. However, now the decision to make an external appointment has been made, both the Supervisory Board and Mr Miles feel this should be done sooner rather than later."*

A further announcement will be made as soon as a candidate has been selected and a proposal will be put in due course to shareholders at a meeting called for that purpose.

Company Profile:

Vedior is one of the world's largest recruitment companies and is a full-service recruitment provider with a diversified portfolio of brands targeting a broad range of industry sectors.

From its global network of offices spanning Europe, North America, Australasia, Asia, South America and Africa, Vedior offers temporary and permanent recruitment as well as a number of complementary employment-related services such as outplacement, HR outsourcing, payrolling and training.

Vedior has a leading market position in the provision of professional/executive recruitment in sectors such as information technology, healthcare, accounting, engineering and education. We also have a significant global network providing administrative/secretarial and light industrial recruitment.

For further information, please contact:
Amsterdam
Zach Miles, Chief Executive +31 (0)20 573 5609
Jelle Miedema, Company Secretary

END